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EXHIBIT 21

Subsidiaries

Name of Subsidiary	State of Incorporation
Regent Electronics Corp.	Delaware
Correlant Communications, Inc.	Delaware
Arescom, Inc.	California
Lotus World, Inc.	Delaware
Acumen Technology, Inc.	Delaware

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  EXHIBIT 21
Subsidiaries